SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                                FORM 11-K/A

                            Amendment No. 1 to

                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934




     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
         For the fiscal year ended December 31, 1994

                                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transition period from ________ to ________

         Commission file number     0-8570

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
           INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                 CIRCUS CIRCUS ENTERPRISES, INC.
                 2880 Las Vegas Boulevard South
                 Las Vegas, Nevada  89109-1120












                    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                  INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN


                  INDEX TO FINANCIAL STATEMENTS


                                                          Page

Report of Independent Public Accountants                    3

Statements of Net Assets Available for Benefits
  as of December 31, 1994 and 1993                          5

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 1994               6

Notes to Financial Statements                               7


Schedules:
 II.   Combining Statements of Net Assets Available
         for Benefits as of December 31, 1994 and 1993      14

III.   Combining Statement of Changes
         in Net Assets Available for Benefits for
         the Year Ended December 31, 1994                   16

Schedule of Assets Held for Investment
  at December 31, 1994                                      17

Reportable Transactions for the Year
  Ended December 31, 1994                                   18

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors

  of Circus Circus Enterprises, Inc.:


We have audited the accompanying statements of net assets available for benefits and the combining statements of net assets available for benefits (Schedule II) of Circus Circus Employees' Profit Sharing, Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits and the combining statement of changes in net assets available for benefits (Schedule III) for the year ended December 31, 1994. These financial statements and schedules and the schedules referred to below are the responsibility of Circus Circus Enterprises, Inc. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and Schedules II and III referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment at December 31, 1994 and Reportable Transactions for the Year Ended December 31, 1994 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary informa-tion required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements and Schedules II and III taken as a whole.
                                ARTHUR ANDERSEN LLP
Las Vegas, Nevada
June 6, 1995
                  CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AS OF DECEMBER 31, 1994 AND 1993



                                              1994           1993


CASH                                      $  226,315     $  395,740

CONTRIBUTIONS RECEIVABLE:
  Employee                                   802,570        496,029
  Employer                                   650,777      1,153,830

INVESTMENTS, at contract or market value:
  Fixed Income Fund
    (cost of $12,260,865 and $13,067,851) 12,260,865     13,067,851

  Circus Circus Common Stock Fund
    (cost of $14,672,148 and $11,993,979) 16,163,774     22,833,547

  ESOP Fund
    (cost of $12,357,741 and $9,862,683)  10,967,933     13,771,292

  General Common Stock Fund
    (cost of $1,941,493 and $1,691,323)    2,153,436      2,042,252

  U.S. Government Securities Fund
    (cost of $329,066 and $293,053)          314,964        298,163

  Capital Fund
    (cost of $587,632 and $401,337)          549,770        411,634

    NET ASSETS                           $44,090,404    $54,470,338













      The accompanying notes are an integral part of these statements.



                     CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                   INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


CONTRIBUTIONS:

  Employee                                   $ 6,402,568

  Employer automatic                           2,849,300

  Employer matching                              496,014

    Total contributions                        9,747,882

INVESTMENT INCOME:

  Interest                                       783,741

  Cash dividends                                 176,128

    Total net investment income                  959,869

INVESTMENT LOSSES:

  Realized losses, net                        (1,069,580)

  Unrealized depreciation, net               (13,580,678)

     Total net investment losses             (14,650,258)

                                              (3,942,507)


BENEFIT DISTRIBUTIONS                         (6,437,427)

DECREASE IN NET ASSETS                       (10,379,934)

NET ASSETS, beginning of year                 54,470,338

NET ASSETS, end of year                      $44,090,404




   The accompanying notes are an integral part of this statement.
                    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                  INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


                         (1)  Description of the Plan

The following description of the Circus Circus Employees' Profit Sharing, Investment and Employee Stock Ownership Plan (the "Plan") provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was adopted as a 401(k) plan by the Board of Directors of Circus Circus Enterprises, Inc. ("CCEI") in August 1985 and has been approved by the Board of Directors of each of its wholly-owned subsidiaries which are participating employers (collectively referred to as the "Company"). Employee stock ownership features were added to the Plan, and other changes made, in November 1989. Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

The Plan is administered by CCEI except with respect to investments (see Note 2). Plan amendments must be approved by CCEI's Board of Directors.

The Plan is a voluntary defined contribution plan covering primarily non-union employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan. The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 as amended.

Changes in the Plan

On November 22, 1993, the Plan was amended (the Eighth Amendment) for the purposes of complying with recent changes in applicable law and recently issued Internal Revenue Service and Department of Labor regulations and to make other desired changes. Substantive changes included provisions for the direct rollover of qualifying distributions, limitations on compensation taken into account under the plan to $150,000 and additional provisions regarding the approval and administration of qualified domestic relations orders. None of the changes are considered to be a significant change to the Plan.

Contributions

Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the "Code") as follows:

i. Section 401(k) of the Code establishes maximum percentages of compensation which may be contributed as elective contributions by participants of the Plan who constitute "Highly Compensated Employees" (as defined in the Code).

ii. Section 401(m) of the Code establishes maximum percentages of compensation which may be contributed as matching contributions on behalf of such Highly Compensated Employees.

iii. Section 402(g) of the Code establishes a specific dollar limitation on the amount of an individual participant's elective contributions to the Plan.

iv. Section 415 of the Code establishes limitations on the combined amounts of annual employer and employee contributions and forfeitures which may be credited to an individual participant's account.

     Employee Savings Contributions

     The Plan provides for each participant to contribute up to 15 percent of his/her compensation unless otherwise reduced to comply with limitations as contained in the Internal Revenue Code. The participants may elect to have such contributions invested in any of five investment options (see Note (2) "Investment Options").

     Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document. Savings contributions that do not comply with those limitations are to be returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

     Automatic Contributions

     The Company contributes an amount to each eligible participant's account annually based on years of credited service (as defined). Automatic contributions, ranging from $250 for one year of service to $800 for eight or more years of service, per participant, may be funded with CCEI common stock or cash at the option of the Company.

     Employer Matching Contributions

     The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of service to $200 for eight or more years of service. The contributions may be funded in cash or CCEI common stock, at the Company's option.

Employer Discretionary Contributions

The Plan also provides for discretionary contributions to be made by the Company, if approved by CCEI's Board of Directors. No employer discretionary contributions had been made through December 31, 1994.

Vesting

Participants eligibly employed before July 3, 1989, and who entered the Plan on or before December 31, 1992, are fully vested in all employer contributions and related earnings. For participants with initial eligible employment dates on or after July 3, 1989, and for participants with eligible employment dates prior to July 3, 1989, but who did not enter the Plan until after December 31, 1992, employer contributions and earnings thereon begin vesting in annual 25% increments after three years of service and are completely vested after six years of service, as defined in the Plan. All employee contributions and earnings thereon are 100% vested, regardless of employment date.

The Plan requires a participant to reach age 65 and to complete five years of plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement. In the event of death or total disability (as defined) of a participant, the participant's accounts also become fully vested.

Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant's account will be forfeited. Such forfeitures occurring during a Plan Year will be allocated among the remaining participants as of the last day of the Plan year in proportion to the respective participants automatic contributions for such Plan Year.

Benefits

The benefit to which a participant is entitled is paid in a lump sum. The following benefits are payable under the provisions of the Plan:

     Retirement Benefit

     Upon the later of reaching normal retirement age (65 years of age), or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant's account balance.

     Death Benefit

     In the event of the death of a participant, his designated beneficiary shall be entitled to a death benefit in an amount equal to 100% of the participant's account balance.

     Disability Benefit

     In the event a participant becomes totally disabled (as defined), such participant will be entitled to a disability benefit in an amount equal to 100% of the participant's account balance.

     Severance of Employment Benefit

     In the event a participant's employment with the Company is terminated, such participant will be entitled to a severance of employment benefit in an amount equal to the participant's vested account balance.

     Benefits Payable

     Net assets available for benefits at December 31, 1994 and 1993 include the market values of $52,023 and $1,030, respectively, for distributions to be paid subsequent to year end.


                            (2)  Investment Options

All employer contributions are directed to the ESOP fund. These contributions may be in CCEI common stock or cash which will be used to purchase CCEI stock or, to a limited extent, other investments. As of December 31, 1994 and 1993, there were 474,289 and 374,729 shares of CCEI common stock held by the ESOP, respectively. All employee contributions are invested among the following five other investment options available under the Plan, at the direction of the participant. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999. To the extent a participant does not specifically designate investment elections, undesignated amounts are invested in the fund(s) determined by the trustee until a designation can be obtained from the participant. The participant-directed investment options available are as follows:

     Fund A - Circus Circus Common Stock

     This fund is invested by Bank of America, Nevada (the "Trustee"), primarily in CCEI common stock. The Trustee has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

     The respective numbers of shares of CCEI common stock held by this fund as of the dates indicated are as follows:

                              December 31,
                            1994        1993

     Number of shares       698,974     621,321


     Fund B - Fixed Income Fund

     Effective January 1, 1991, all new investments in Fund B are invested in the Merrill Lynch Retirement Preservation Trust (the "Merrill Lynch Fund"), formerly named the Merrill Lynch GIC Managed Trust, which is a collective trust fund available for investments by qualified retirement plans. The Merrill Lynch Fund's investment goals are to obtain high current income consistent with the preservation of capital and the maintenance of liquidity. The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity. Investments may also include money market instruments. Merrill Lynch Trust Company ("Merrill Lynch") and Merrill Lynch Asset Management, Inc. (corporations entirely owned, directly or indirectly, by Merrill Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

     Contributions to this fund prior to January 1, 1991 were invested in Guaranteed Interest Accounts ("GIA") under a contract with Principal Financial Group ("PFG") which constitute part of PFG's general pooled account. This account is invested principally in privately placed loans (such as bonds and mortgages) with maturities that generally parallel PFG's guarantees under its GIA's. The GIA's offer guaranteed principal and interest for periods of five years as selected by CCEI.

     Fund C - General Common Stock Fund
     This Fund is invested by the Trustee in the S&P 500 Index
     Portfolio (the "Portfolio"), an investment fund constituting a part of the SEI Index Funds and managed by SEI Financial
     Management Corporation. The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the Standard & Poor's 500 Composite Price Index.

     Fund D - U.S. Government Securities Fund

     This Fund is invested in the Federated Intermediate Government Trust (the "FIG Trust") which invests in U.S. government securities to provide current income. The FIG Trust invests only in U.S. government securities with remaining maturities of five years or less.

     Fund E - Capital Fund

     This Fund is invested in Class A shares of the Merrill Lynch Capital Fund which consists of equity securities, corporate bonds and/or money market securities and such other investments as may be provided from time to time under an agreement of trust, a contract or an agreement entered into by the plan administrator or the trustee with an investment manager.

                (3)  Summary of Significant Accounting Policies

Accrual Basis of Accounting

The Plan's financial statements are prepared on an accrual basis.

Plan Expenses

Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan or Trust, are paid by the Company or charged to the Trust at the discretion of CCEI's Board of Directors. All Plan expenses during 1994 were paid by the Company.

Valuation of Investments

Contributions to the guaranteed interest accounts in the Fixed Income Fund prior to 1991 guarantee a fixed rate of interest for a five-year period. The interest rates were determined based on the rate for guaranteed interest accounts on the dates of deposit.

Contributions to the Fixed Income Fund subsequent to 1990 are placed in the Merrill Lynch Retirement Preservation Trust, formerly named the Merrill Lynch GIC Managed Trust. The interest rate earned on such investments is the weighted average rate determined by the individual contracts or investments that make up the Trust. The investment for such accounts in the statements of net assets subsequent to 1990 is stated at the amount of the contributions plus the interest earned to date.

The values of the General Common Stock Fund, U.S. Government
Securities Fund, and Capital Fund at the balance sheet date are based on the latest available closing prices of the investments included in these funds.

The value of the Circus Circus Common Stock Fund and the ESOP Fund at the balance sheet date are based on the latest available quoted closing price of the stock which was $23.13 and $36.75 per share as of December 31, 1994 and 1993, respectively. Subsequent to the end of the 1994 Plan Year, the market value of the CCEI common stock increased from $23.13 on December 31, 1994 to $33.63 on June 6, 1995.


                           (4)  Federal Income Taxes

The Company received a favorable determination letter, dated May 23, 1995, from the Internal Revenue Service with respect to the tax exempt status of the Plan (under Code Section 401(a)), and as to whether the Plan, as amended through November 1993, qualifies for deferred tax treatment of contributions (under Code Section 401(k)). This favorable determination letter was conditioned on the adoption of certain amendments and the Company intends to adopt these amendments. There were no amendments to the Plan in 1994. In management's opinion, within the limits established by the Plan, a participant in the Plan is not subject to any Federal income tax on the contributions of the participant or the Company, or on the dividends, interest or profits from sales of securities held by the Trustee, until such amounts are withdrawn by the participant.

                             (5)  Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

                                 CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,                                SCHEDULE II
                              INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN                               PAGE 1 OF 2

                                    COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     AS OF DECEMBER 31, 1994

                                              CIRCUS CIRCUS
                                              COMMON STOCK      FIXED     GENERAL COMMON   U.S. GOVERNMENT    CAPITAL
                                                  FUND       INCOME FUND    STOCK FUND     SECURITIES FUND      FUND        ESOP
            ASSETS                  TOTAL        FUND A        FUND B         FUND C          FUND D           FUND E       FUND
  CASH                           $  226,315    $  151,253     $      372     $   66,200      $    2,284      $       15  $     6,191

  CONTRIBUTIONS RECEIVABLE:

    Employee                        802,570       494,023        223,991         48,011           6,149          30,396            -

    Employer                        650,777             -              -              -               -               -      650,777

  INVESTMENTS, at contract or
    market value:

    Fixed Income Fund            12,260,865             -     12,260,865              -               -               -            -

    Circus Circus Common Stock
    Fund                         16,163,774    16,163,774              -              -               -               -

    ESOP Fund                    10,967,933             -              -              -               -               -   10,967,933

    General Common Stock Fund     2,153,436             -              -      2,153,436               -               -            -

    U.S. Government Securities
    Fund                            314,964             -              -              -         314,964               -            -

    Capital Fund                    549,770             -              -              -               -         549,770            -


      NET ASSETS                $44,090,404   $16,809,050    $12,485,228    $ 2,267,647     $   323,397     $   580,181  $11,624,901


                                 CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,                                SCHEDULE II
                              INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN                               PAGE 2 OF 2

                                    COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                    AS OF DECEMBER 31, 1993

                                              CIRCUS CIRCUS
                                              COMMON STOCK      FIXED     GENERAL COMMON   U.S. GOVERNMENT    CAPITAL
                                                  FUND       INCOME FUND    STOCK FUND     SECURITIES FUND      FUND        ESOP
            ASSETS                  TOTAL        FUND A        FUND B         FUND C          FUND D           FUND E       FUND
  CASH                           $  395,740    $  311,104     $    4,996     $   70,981      $    3,108      $    1,422  $     4,129

  CONTRIBUTIONS RECEIVABLE:

    Employee                        496,029       355,120         98,525         19,154           6,183          17,047            -

    Employer                      1,153,830             -              -              -               -               -    1,153,830

  INVESTMENTS, at contract or
    market value:

    Fixed Income Fund            13,067,851             -     13,067,851              -               -               -            -

    Circus Circus Common Stock
    Fund                         22,833,547    22,833,547              -              -               -               -            -

    ESOP Fund                    13,771,292             -              -              -               -               -   13,771,292

    General Common Stock Fund     2,042,252             -              -      2,042,252               -               -            -

    U.S. Government Securities
    Fund                            298,163             -              -              -         298,163               -            -

    Capital Fund                    411,634             -              -              -               -         411,634            -


      NET ASSETS                $54,470,338   $23,499,771    $13,171,372    $ 2,132,387     $   307,454     $   430,103  $14,929,251

                                       CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING                          SCHEDULE III
                                     INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                                     COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1994

                                              CIRCUS CIRCUS
                                              COMMON STOCK      FIXED      GENERAL COMMON  U.S. GOVERNMENT
                                                  FUND       INCOME FUND     STOCK FUND    SECURITIES FUND   CAPITAL        ESOP
                                   TOTAL         FUND A        FUND B          FUND C           FUND D        FUND          FUND
CONTRIBUTIONS:
  Employee                       $6,402,568    $4,480,965    $1,310,831    $  305,528      $   82,576       $ 222,668    $        -

  Employer automatic              2,849,300             -             -             -               -               -     2,849,300

  Employer matching                 496,014             -             -             -               -               -       496,014

    Total contributions           9,747,882     4,480,965     1,310,831       305,528          82,576         222,668     3,345,314

INVESTMENT INCOME:
  Interest                          783,741        21,602       753,241         2,019             389             470         6,020

  Cash dividends                    176,128             -            10       122,677          14,820          38,621             -

    Total net investment income     959,869        21,602       753,251       124,696          15,209          39,091         6,020

INVESTMENT GAINS AND LOSSES:
  Realized losses, net           (1,069,580)     (645,767)            -        (4,574)         (3,021)           (194)     (416,024)

  Unrealized depreciation, net  (13,580,678)   (8,264,223)            -       (97,410)        (17,154)        (45,986)   (5,155,905)

    Total net investment
      losses                    (14,650,258)   (8,909,990)            -      (101,984)        (20,175)        (46,180)   (5,571,929)

TRANSFERS                                 -       339,998      (378,362)       42,905          30,420         (34,961)            -

BENEFIT DISTRIBUTIONS            (6,437,427)   (2,623,296)   (2,371,864)     (235,885)        (92,087)        (30,540)   (1,083,755)

INCREASE (DECREASE) IN
  NET ASSETS                    (10,379,934)   (6,690,721)     (686,144)      135,260          15,943         150,078    (3,304,350)

NET ASSETS, beginning of year    54,470,338    23,499,771    13,171,372     2,132,387         307,454         430,103    14,929,251

NET ASSETS, end of year         $44,090,404   $16,809,050   $12,485,228   $ 2,267,647     $   323,397      $  580,181   $11,624,901
                                 CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,

                               INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                        SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994
                                          (Form 5500 Item 27(a))

At December 31, 1994 the Trustee held for the Plan the following investments:


                                                                         Contract/
                                              Number of                  Market
                                              Shares/Units    Cost       Value
Principal Financial Group
Guaranteed Interest Accounts:

Maturing December 31, 1994                     1,200,035    1,200,035    1,200,035

Merrill Lynch Retirement Preservation Trust   11,060,830   11,060,830   11,060,830

   Total Fixed Income Fund                                 12,260,865   12,260,865

Circus Circus Common Stock Fund*                 698,974   14,672,148   16,163,774

ESOP Fund (Circus Circus Common Stock)*          474,289   12,357,741   10,967,933

SEI Financial Management Corporation
General Common Stock Fund                        142,706    1,941,493    2,153,436

Federated Intermediate Government Trust
U.S. Government Securities Fund                   31,465      329,066      314,964

Merrill Lynch Capital Fund                        21,392      587,632      549,770

                                                          $42,148,945  $42,410,742
                                                           ==========   ==========

*    Party in Interest

                                                    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING,
                                              INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

                                                         REPORTABLE TRANSACTIONS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1994
                                                         (Form 5500 Item 27(d))
                                              (In thousands, except number of transactions)

                                                                     PURCHASES
                                                             Number of
                                                           Transactions   Shares     Cost
REPORTABLE TRANSACTIONS BY ISSUE:
Insured Institutional Money Market                             433        26,257   $26,257
Merrill Lynch Retirement Preservation Trust                     58         4,322     4,322
Circus Circus Stock                                             29           287     7,700


INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A
                                                                                   SALES

                                                              Number of            Original
                                                            Transactions  Shares     Cost    Proceeds   Gain
REPORTABLE TRANSACTIONS BY ISSUE:
Insured Institutional Money Market                             341        25,936   $25,936   $25,936   $   -
Merrill Lynch Retirement Preservation Trust                     55         2,565     2,565     2,565       -
Circus Circus Stock                                             25           106     2,439     2,844     405

INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A



                          SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual
Report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Circus Circus Enterprises, Inc.,
                              as Plan Administrator of the
                              Circus Circus Employees' Profit
                              Sharing, Investment and Employee
                              Stock Ownership Plan



                           By CLYDE T. TURNER
                              Clyde T. Turner
                              Chairman of the Board and
                              Chief Executive Officer



June 27, 1995


                         EXHIBIT INDEX


No.                  Description



23      Consent of Arthur Andersen LLP


                                                       EXHIBIT 23


            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated June 6, 1995 included in this Form 11-K, into Circus Circus Enterprises, Inc.'s previously filed Registration Statement File No. 33-18278 on Form S-8.




                                ARTHUR ANDERSEN LLP


Las Vegas, Nevada
June 27, 1995